(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports Results for the First Quarter of 2023 and Reconfirms its Full Year Outlook

•Sales of $703 million in line with Company expectations
•GAAP diluted EPS of $0.54 and adjusted diluted EPS1 of $0.45
•Continued execution on GSG strategy and capital allocation priorities
•Company reconfirms its outlook for 2023

Montreal, Wednesday, May 3, 2023 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the first quarter ended April 2, 2023.

"We are pleased with our top line results having met our sales expectations for the quarter” said Glenn J. Chamandy, Gildan’s President and CEO. “Moreover, even though the economic environment remains uncertain, we remain comfortable with our full year outlook given our strong competitive position, which we are reinforcing with the Gildan Sustainable Growth (GSG) strategy, and POS trends across our business coming in line with our expectations during the first quarter".

During the first quarter, we generated net sales of $703 million, down $72 million or 9% year-over-year, reflecting anticipated headwinds tied to the current demand environment and to strong comparative periods in the first half of 2022. Our operating margin came in at 18.2% including a $25 million gain from the sale and leaseback of one of our U.S. distribution facilities. Excluding this gain, our adjusted operating margin1 of 14.6% came in slightly below our expectations largely due to the unfavorable mix impact of lower fleece shipments to distributors during the quarter. However, with fleece POS at distributors being strong in the quarter, this mix impact is expected to reverse as we move through the year. Consequently, we ended the quarter with GAAP diluted EPS of $0.54; and adjusted diluted EPS1 of $0.45. Finally, in line with our capital allocation priorities and our commitment to return of capital to shareholders, we continued to be active on our share buyback program during the quarter, repurchasing 1 million shares at a cost of $32 million.

Q1 2023 Operating Results
Net sales for the first quarter ended April 2, 2023, were in line with our expectations at $703 million, down $72 million, or 9%, over the prior year sales. In activewear, we generated sales of $588 million, down $80 million or 12% compared to the same period last year which benefited from distributor inventory replenishment following the pandemic and a tight manufacturing environment in 2021. During the first quarter, year-over-year POS trends at North American distributors came in line with our expectations, showing sequential quarterly improvement, but were down compared to last year. Further, while international sales in the quarter were down 17% versus the prior year, we are continuing to maintain a positive outlook regarding the recovery of international markets for the full year, supported by positive POS in the quarter. We observed notable strength in the hosiery and underwear category for the quarter with sales totaling $115 million, up $8 million or 7%, over the prior year quarter, mainly driven by sock volume growth. While industry demand for men’s underwear remained down year-over-year, POS trends improved sequentially, and we were pleased with our share gains in men's underwear in the mass retail channel. Additionally, while our retail customers remain cautious on replenishment across all product categories, we were encouraged by improving inventory levels at the retailers in the first quarter reflecting what we believe is an improving demand environment for our products.

We generated gross profit of $188 million in the quarter and adjusted gross profit1 of $184 million, down respectively $53 million and $55 million over the prior year, driven by the decline in sales and lower gross margins. Gross margin of 26.7% and adjusted gross margin1 of 26.2% were down year-over year by 430 basis points and 470 basis points, respectively. This is mainly a result of the flow-through impact on our cost of sales of peak fiber costs and higher manufacturing input costs, both of which were anticipated, and due to unfavourable mix. These factors were partly offset by higher net selling prices.

SG&A expenses for the first quarter of $82 million were largely in line with prior year levels and SG&A expenses as a percentage of net sales were 11.6% compared to 10.5% last year, primarily due to sales deleverage.

We generated operating income of $128 million, or 18.2% of sales, which included the benefit of the $25 million gain from the sale and leaseback of one of our U.S. distribution facilities, compared to operating income of $162 million, or 20.9% of sales in the first quarter last year. Excluding this gain, adjusted operating income1 was $103 million, or 14.6% of sales, compared to $158 million, or 20.4% of sales in the first quarter last year. The decline in GAAP and adjusted operating margin reflected the gross margin pressure in the quarter as noted above, and the impact of SG&A sales deleverage.

After reflecting increased net financial expenses of $17 million due to higher interest rates and average net borrowing levels, higher GAAP income taxes tied to the sale and leaseback gain, and the positive benefit of a lower outstanding share base, we reported GAAP and adjusted diluted EPS1 for the quarter of $0.54, and $0.45, respectively, down from $0.77 and $0.76, in the prior year. GAAP net earnings for the quarter included a $16 million sale and leaseback after tax gain.

Cash flows used in operating activities in the first quarter totaled $179 million compared to $51 million used in the prior year, mainly due to higher working capital investments and lower net earnings. After accounting for higher capital expenditures of $74 million and net proceeds of $51 million from the property sale and leaseback, we consumed approximately $202 million of free cash flow1 in the first quarter, compared to $86 million consumed in the first quarter of 2022. Capital expenditures during the quarter reflected investments in our new manufacturing complex in Bangladesh, with full year capital expenditures expected to come in at the lower end of our range of 6% to 8% of annual sales, as previously stated. The Company ended the first quarter of 2023 with net debt of $1,154 million and a leverage ratio of 1.6 times net debt to trailing twelve months adjusted EBITDA1 in line with our leverage framework.

Outlook
We are reconfirming our full year outlook as we continue to believe we have the ability to drive top line growth in 2023. While the economic environment remains uncertain and we are seeing continued cautiousness on inventory levels with our customer base across channels, our POS trends were in line with our expectations for the first quarter. Accordingly, given this performance, and factoring-in the expected roll-out of new incremental retail programs and assuming continued POS recovery in international markets, we believe opportunity for growth remains once first half headwinds abate. These headwinds include difficult comparative periods driven by post pandemic inventory replenishment in 2022 and the impact of peak raw material and higher input costs in our inventories flowing through cost of sales in the first half of 2023.

Accordingly, for 2023 we reconfirm our prior outlook as follows:
•Revenue growth for the full year to be in the low single digit range;
•Full year adjusted operating margin within our 18% to 20% annual target range;
•Capex to come in at the lower end of our previously stated 6% to 8% range;
•Strong free cash flow generation as we progress through the year;
•Adjusted diluted EPS in line with 2022, which assumes the continuation of share repurchases aligned with our capital allocation targets of purchasing approximately 5% of the outstanding public float in 2023.

The above outlook assumes no meaningful deterioration from current market conditions including the pricing and inflationary environment, and reflects the assumptions noted above. Further, it reflects our expectations as of May 3, 2023 and is subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release and in our annual MD&A for the year ended January 1, 2023. The board may modify, extend or terminate current or future share repurchase programs at any time.

ESG
Highlighting ESG developments during the quarter, Gildan is pleased to have been included on S&P Global’s Sustainability Yearbook for the 11th consecutive year. Furthermore, Gildan received the Sustainability-Linked Loan of the Year - Americas award as part of Environmental Finance’s 2023 Bond Awards, which recognizes leading environmental bond deals.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.186 per share, payable on June 19, 2023 to shareholders of record as of May 24, 2023. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid
During the first quarter, the Company completed share repurchases under its normal course issuer bid program ending August 8, 2023. A total of 1,000,000 common shares were repurchased for cancellation during the first quarter at a total cost of approximately $32 million.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at April 28, 2023, there were 178,247,867 common shares issued and outstanding along with 2,541,773 stock options and 73,032 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss the Company's first quarter 2023 results today at 5:00 PM ET. A live audio webcast of the conference call, as well as a replay, will be accessible on the investors section of Gildan’s corporate website at the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call may be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 6392967#. A replay of the conference call will be available for 7 days starting at 8:00 PM ET, by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three months ended April 2, 2023, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q1 2023	Q1 2022	Variation (%)
Net sales	702.9	774.9	(9.3)%
Gross profit	187.7	240.4	(21.9)%
Adjusted gross profit(1)	184.4	239.1	(22.9)%
SG&A expenses	81.8	81.0	1.0%
Gain on sale and leaseback	(25.0)	—	n.m.
Restructuring and acquisition-related costs (recovery)	2.8	(2.8)	n.m.
Operating income	128.0	162.2	(21.1)%
Adjusted operating income(1)	102.5	158.1	(35.2)%
Adjusted EBITDA(1)	130.4	191.6	(31.9)%
Financial expenses	17.0	7.0	142.9%
Income tax expense	13.4	8.8	52.3%
Net earnings	97.6	146.4	(33.3)%
Adjusted net earnings(1)	81.6	144.3	(43.5)%
Basic EPS	0.54	0.77	(29.9)%
Diluted EPS	0.54	0.77	(29.9)%
Adjusted diluted EPS(1)	0.45	0.76	(40.8)%
Gross margin(2)	26.7%	31.0%	(4.3) pp
Adjusted gross margin(1)	26.2%	30.9%	(4.7) pp
SG&A expenses as a percentage of sales(3)	11.6%	10.5%	1.1 pp
Operating margin(4)	18.2%	20.9%	(2.7) pp
Adjusted operating margin(1)	14.6%	20.4%	(5.8) pp
Cash flows from (used in) operating activities	(179.4)	(51.5)	n.m.
Capital expenditures	(73.9)	(34.0)	n.m.
Free cash flow(1)	(202.2)	(85.5)	n.m.

As at (in $ millions, or otherwise indicated)	Apr 2, 2023	Jan 1, 2023
Inventories	1,314.8	1,225.9
Trade accounts receivable	399.1	248.8
Net debt(1)	1,153.7	873.6
Net debt leverage ratio(1)	1.6	1.1
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q1 2023	Q1 2022	Variation (%)
Activewear	587.8	667.3	(11.9)%
Hosiery and underwear	115.1	107.6	7.0%
	702.9	774.9	(9.3)%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q1 2023	Q1 2022	Variation (%)
United States	625.1	681.8	(8.3)%
Canada	25.7	30.2	(14.9)%
International	52.1	62.9	(17.2)%
	702.9	774.9	(9.3)%

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recovery)
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. For the three months ended April 2, 2023 restructuring and acquisition-related costs of $3 million (2022 - $3 million recovery) were recognized. Refer to subsection 5.4.6 entitled “Restructuring and acquisition-related costs (recovery)” in our interim MD&A for a detailed discussion of these costs and recoveries.

Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative included exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and the write-down of production equipment relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. The gains and charges related to this initiative were nil for the three months ended April 2, 2023, and $1 million of gains for the three months ended April 3, 2022, which were included in cost of sales.

Net insurance gains
For the three months ended April 2, 2023, net insurance gains were $3.3 million (2022 - $0.3 million), related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. Net insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment, as well as the recognition of insurance recoveries for business interruption, when applicable. Net insurance gains are included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25.0 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q1 2023	Q1 2022
Net earnings	97.6	146.4
Adjustments for:
Restructuring and acquisition-related costs (recovery)	2.8	(2.8)
Impact of strategic product line initiatives	—	(1.0)
Net insurance gains	(3.3)	(0.3)
Gain on sale and leaseback	(25.0)	—
Income tax expense relating to the above-noted adjustments	9.5	2.0
Adjusted net earnings	81.6	144.3
Basic EPS	0.54	0.77
Diluted EPS	0.54	0.77
Adjusted diluted EPS(1)	0.45	0.76
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of the Company's strategic product line initiatives, and net insurance gains. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers, that could otherwise be masked by the impact of our strategic product line initiatives and net insurance gains that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q1 2023	Q1 2022
Gross profit	187.7	240.4
Adjustments for:
Impact of strategic product line initiatives	—	(1.0)
Net insurance gains	(3.3)	(0.3)
Adjusted gross profit	184.4	239.1
Gross margin	26.7%	31.0%
Adjusted gross margin(1)	26.2%	30.9%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), the impact of the Company's strategic product line initiatives, net insurance gains, and gain on sale and leaseback. Adjusted operating margin is calculated as adjusted operating income divided by net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q1 2023	Q1 2022
Operating income	128.0	162.2
Adjustments for:
Restructuring and acquisition-related costs (recovery)	2.8	(2.8)
Impact of strategic product line initiatives	—	(1.0)
Net insurance gains	(3.3)	(0.3)
Gain on sale and leaseback	(25.0)	—
Adjusted operating income	102.5	158.1
Operating margin	18.2%	20.9%
Adjusted operating margin(1)	14.6%	20.4%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the gain on sale and leaseback, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q1 2023	Q1 2022
Net earnings	97.6	146.4
Restructuring and acquisition-related costs (recovery)	2.8	(2.8)
Impact of strategic product line initiatives	—	(1.0)
Net insurance gains	(3.3)	(0.3)
Gain on sale and leaseback	(25.0)	—
Depreciation and amortization	27.9	33.5
Financial expenses, net	17.0	7.0
Income tax expense	13.4	8.8
Adjusted EBITDA	130.4	191.6

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q1 2023	Q1 2022
Cash flows from (used in) operating activities	(179.4)	(51.5)
Cash flows from (used in) investing activities	(22.8)	(34.0)
Adjustment for:
Business (dispositions) acquisitions	—	—
Free cash flow	(202.2)	(85.5)

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Apr 2, 2023	Jan 1, 2023
Long-term debt (including current portion)	1,130.0	930.0
Bank indebtedness	—	—
Lease obligations (including current portion)	97.5	94.0
Total debt	1,227.5	1,024.0
Cash and cash equivalents	(73.8)	(150.4)
Net debt	1,153.7	873.6

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements due primarily to adjustments in the latter related to lease accounting, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Apr 2, 2023	Jan 1, 2023
Adjusted EBITDA for the trailing twelve months	702.9	764.2
Adjustment for:
Business (dispositions) acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	702.9	764.2
Net debt	1,153.7	873.6
Net debt leverage ratio(1)	1.6	1.1
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.8 at April 2, 2023.

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not necessarily comparable to similarly titled measures used by other public companies.

(in $ millions)	Apr 2, 2023	Jan 1, 2023

Cash and cash equivalents	73.8	150.4
Trade accounts receivable	399.1	248.8
Inventories	1,314.8	1,225.9
Prepaid expenses, deposits and other current assets	102.4	101.8
Accounts payable and accrued liabilities	(408.4)	(471.2)
Income taxes payable	(6.9)	(6.6)
Current portion of lease obligations	(15.4)	(13.8)
Current portion of long-term debt	(150.0)	(150.0)
Dividends payable	(33.6)	—
Working capital	1,275.8	1,085.3

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, return on adjusted average net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our financial outlook set forth in this press release under the section “Outlook”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the appearance of COVID variants;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals from current levels;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the implementation of a global minimum tax rate;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia Pacific, and Latin America under a strong portfolio of Company-owned brands, primarily including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds® and under the Under Armour® brand through a sock licensing agreement for exclusive distribution in the United States and Canada. The Company’s product offerings include activewear, underwear and socks sold to wholesale imprintables distributors and national accounts which include large screenprinters or embellishers, retailers and global lifestyle brand companies.
Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, the United States, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at https://gildancorp.com/en/.

Investor inquiries: Elisabeth Hamaoui Director, Investor Relations (514) 744-8515 ehamaoui@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

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